Exhibit 21.1

SUBSIDIARIES OF JAMES RIVER GROUP HOLDINGS, LTD.

Subsidiary	Jurisdiction of Incorporation or Formation
Falls Lake General Insurance Company	Ohio
Falls Lake Insurance Management Company, Inc.	Delaware
Falls Lake National Insurance Company	Ohio
Franklin Holdings II (Bermuda) Capital Trust I	Delaware
James River Capital Trust I	Delaware
James River Capital Trust II	Delaware
James River Capital Trust III	Delaware
James River Capital Trust IV	Delaware
James River Casualty Company	Virginia
James River Group, Inc.	Delaware
James River Insurance Company	Ohio
James River Management Company, Inc.	Delaware
James River Richmond Real Estate, LLC	Virginia
JRG Reinsurance Company, Ltd.	Bermuda
Potomac Risk Services, Inc.	Virginia
Stonewood Insurance Company	North Carolina